Gentor Resources Inc.

PRESS RELEASE

Gentor Resources Completes Phase 1 Drilling at its Karaburun Project

Toronto, Canada – July 28, 2015 - Gentor Resources Inc. (“Gentor”or the “Company”) (TSX-V – “GNT”) reports that it has received the assay results for its Phase 1 drilling at its Karaburun Project. The necessary forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling it to undertake its diamond drilling program in the southern part of the Karaburun Project was received in December 2014. The Karaburun Project is a metavolcanics and schist-hosted VMS (volcanogenic massive sulphide) system in forest terrain about 17 kilometres northwest of the town of Boyabat in the Sinop District of the Black Sea region, northern central Turkey (Figure 1).

The drill permit was for Gentor to prepare access roads and drill at up to 27 locations in the southern part of the project area. Under the Phase 1 diamond drilling program, Gentor completed 7 drill holes for a total of 1,707.80 metres. The logging of the mostly HQ-size core and assays on the split core confirm the presence of a Besshi-style VMS mineralisation marked by over 30 metres thick (to the extent known) and stacked sulphide zones which host chalcopyrite-bearing horizons. With drilling effectively almost across dip, the apparent copper intersections in these horizons so far are narrow and less than 1 metre in length; however, they carry 2 to 6% Cu.

The drill data indicates a gentle northerly dip for both the mineralisation and its black schist hosts. As a result, to drill across dip in the optimum orientation, the attention is now directed to Gentor’s own license area in the north of the project. For this purpose, an application to drill at as many as 34 new locations (Figure 2) has been lodged with the Forestry Department in Ankara.

Gentor has outlined at the Karaburun Project a 2.5 kilometre long gossanous, Besshi-style VMS mineralised system within Mesozoic Ophiolite-related mafic metavolcanics and schists, similar in both age and character to the Hanönü copper deposit, some 11 kilometres to the northwest. This deposit is currently being developed.

In a government tender process in September 2014, Gentor successfully bid for the area covering the remaining northern portion of the Karaburun Project, the southern part of which was already held by the Company under an existing Turkish joint venture agreement (Figure 3). Previous work in both the southern joint venture agreement area and the northern license area, confirmed widespread copper and zinc anomalism, in initial hand-held XRF measurement of stream sediment and soil geochemical samples, over outcropping and shallow depth continuations of gossan. Recent work led to a better definition of the gossanous outcrops: while some of the gossans are now known to have more limited extent, the Main Gossan, where most of the drills concentrated on, remains large and impressive.

Drill Review

The geology is dominated by the widespread occurrence of metavolcanics which have intercalations of black schists. The most important results from logging of the cores and an examination of the assay data show that the mineralisation is dominated by massive and semi-massive pyrites and that these are concentrated mostly in black schists. These pyrite rich zones attain an apparent thickness of over 30m and are stacked. They have horizons with significant chalcopyrite content. The most important of the chalcopyrite zones are those intersected by drill hole J9 with 0.60m with 5 ppm Ag and 2.21% Cu and drill hole J29 with 0.50m with 18 ppm Ag and 5.96% Cu in the Main Gossan zone (Figure 4).

These are important in indicating that the massive sulphides occur in a stacked fashion and that they can host high grade copper. The mineralisation was detected in four of the holes and these were sent for assay (Figure 4). The highlights from the assay are listed in Table 1. J21 has intersected 7.25m core with 0.34% Cu; J28 hosts several horizons with 0.25% Cu; J29 has cut 3 significant horizons (18.70m with 0.27% Cu; 32.80m with 0.35% Cu & 4.10m with 1.31% Cu including 0.50m with 5.96% Cu - Table 1).

It is noted that most of the mineralised horizons are affected by chlorite/epidote alteration. Accompanying these alteration minerals is widespread occurrence of pyrite- almost always at about 1% level (Figures 5 & 6). Hence, the wide zones are marked by surface markings of iron.

Another significant finding is the slight divergence between the schistosity and the original bedding (Figure 5). While the schistosity appears to dip very gently to the south, the bedding is gently towards the north. As a result, the bulk of any mineralised package is believed to lie in the Gentor license area to the north. The mineralised package appears to plunge to SW or WSW (Figure 6).

Exploration Review

Rock and soil geochemical results gathered by Gentor at Karaburun have defined widespread Cu-Zn-Ag-Au and Co anomalies coincident with numerous stacked stratigraphic mineralised gossan horizons - numbered Main and 1 to 8. Mapping and insitu soil analyses with portable XRF along 100 metre spaced N-S oriented soil geochemical profiles has confirmed and refined the anomalism in relation to the positions of insitu ironstone gossans and their down-slope boulder trains. This data highlights the stratigraphically lower eastern end Main Lode as Cu-rich (+500 ppm Cu) and the central portion (No. 6/7 lodes) as Zn-rich (+250 ppm Zn), whereas the upper western lodes exhibit a more polymetallic Cu-Au-Ag rich signature.

Stream sediment sampling with portable XRF analysis conducted within the Sevlik Creek drainage encompassing the VMS system, highlights the anomalous copper (Figure 7) and zinc geochemistry for several kilometres down-stream from the gossans and within the exposed system, against a low background elsewhere. To the north of the main gossan zones, several anomalous drainages support potential for more mineralisation in the license area. Ongoing mapping and soil geochemistry over the central northern part of the license area led to the identification of new stringer-style mineralisation marked by narrow argillic and/or hematitic alteration zones with pyrite and copper oxides.

The Company has established good working relations with its Turkish partner to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun.

Additional information with respect to the Karaburun Project is included on the Gentor website (www.gentorresources.com).

Qualified Person

The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), a director of Gentor and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

Drill cores for assaying were taken from varying intervals based on geological interpretation and cut with a diamond saw, with one-half of the core placed in sealed bags and sent for sample preparation in Izmir, Turkey. The core samples were then crushed to -2mm, split and pulverized down to 85% passing 75 microns. Approximately 150 grams of pulverized sample were then analysed in Izmir at the ALS Laboratory (which is independent of the Company). Analyses were carried out after four-acid digestion followed by determinations with ICP. As part of the Company's QA/QC procedures, which adhere to international recognized standards, duplicates, blanks and standards were inserted into sample batches.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Cautionary Notes

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper markets and equity markets, political developments in Turkey, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 30, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable. U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Figure 4

UTM ED50 zone36
4000
4100
4200
N
Black Schists
Metavolcanics
MAIN
GOSSAN
Metavolcanics
Cu
0300
0200
0100
0000
MASSIVE SULPHIDE OUTCROPS
SEVLIK
MS-SMS
NNW
NE
J28
J28 Projection
J30
J29&J29E
SW-NE Section Line
SSE-NNW Section Line
J9 Projection
J21 Projection
J26 Projection
J25
J21
J9
J10
J26
SW
SSE
Cpy
Surface Projection of Drillhole
Massive / Semi Massive Sulphides
Black Schists
Altered Metavolcanics
Metavolcanics
0
50
100m
03.07.2015

Table 1

DDH ID	From (m)	To (m)	Length (m)	Cu %
J9	183.2	183.8	0.6	2.21

J21	248.85	256.1	7.25	0.34
incl.	251.6	254.6	3	0.51

J28	1.3	39	37.7	0.15
incl.	3.5	6.5	3	0.25
&	20.1	26.3	6.2	0.25
&	29.1	33.8	4.7	0.27

also	57.1	65	7.9	0.15

J29	22	40.7	18.7	0.27

also	45.8	78.6	32.8	0.35
incl.	48.9	61.2	12.3	0.42
&	64.8	71	6.2	0.45
&	74.1	78.6	4.5	0.44

also	155.8	159.9	4.1	1.31
incl.	159.4	159.9	0.5	5.96